EXHIBIT 99.1

FOR IMMEDIATE RELEASE

PRESS RELEASE

MAGAL SECURITY SYSTEMS ANNOUNCES FILING OF 2010 ANNUAL REPORT

YAHUD, Israel, April 12, 2011 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ:MAGS - News) today announced that on April 11, 2011 it filed its annual report containing audited consolidated financial statements for the year ended December 31, 2010 with the U.S. Securities and Exchange Commission.

The annual report is available on the Company’s website (www.magal-s3.com).  Shareholders may receive a hard copy of the annual report free of charge upon request.

About Magal S3:

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries. Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world’s most demanding locations and harshest climates.

This press release contains forward-looking statements, which are subject to risks and uncertainties.

Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:
Magal S3 Hagai Katz, SVP Marketing & BD Assistant: Ms. Elisheva Almog E-mail: ElishevaA@magal-s3.com Tel: +972 (3) 539-1444 Web: www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green E-mail: magal@ccgisrael.com Tel: (US) +1 (646) 201-9246 Int’l dial: +972-3-607-4717